Exhibit 99.1

Purple Biotech and Mor Research Applications Announce Research Collaboration to Identify Promising Investigational Oncology Treatments

As a subsidiary of Clalit Healthcare Services, Israel’s largest HMO, Mor Research Applications brings Purple Biotech first access to research conducted at 14 hospitals

The collaboration with Mor Research Applications has the potential to accelerate Purple Biotech’s future pipeline expansion in cutting-edge, breakthrough oncology clinical assets

REHOVOT, Israel, Jan. 03, 2023 (GLOBE NEWSWIRE) -- Purple Biotech Ltd. (“Purple Biotech”, or the “Company”) (NASDAQ/TASE: PPBT), a clinical-stage company developing first-in-class, effective and durable therapies that harness the power of the tumor microenvironment to overcome tumor immune evasion and drug resistance, today announced a research collaboration with Mor Research Applications (Mor), the technology transfer subsidiary of Clalit Healthcare Services (Clalit). The agreement provides Purple Biotech first access to early-stage oncology product candidates owned by Mor. Under this agreement, the Company will have the option to fund early development aiming both to in-license selected drug assets and to pursue their development and commercialization.

Clalit is Israel’s largest Health Maintenance Organization (HMO), covering approximately half the population of Israel (52%). Clalit serves approximately 4.8 million members and operates 14 hospitals. The research conducted at these hospitals is now potentially available to Purple Biotech for in-licensing and clinical development.

“To grow our pipeline of therapeutic assets, our focus at Purple Biotech is to identify unique, first-in-class oncology assets and technologies and bring them into clinical development,” said Gil Efron, CEO of Purple Biotech. “This research collaboration with Mor will provide us access to numerous early-stage assets that have been developed by leading researchers and scientists in Israel. We are excited at the prospect of being able to select from among these innovative assets the ones we wish to in-license for clinical and commercial development. This collaboration leverages our expertise in cancer drug development and accelerates our vision of bringing first-in-class treatments to cancer patients worldwide.”

Under this partnership, Purple Biotech has first right to review Mor’s pool of early-stage research projects and to select those that it wishes to explore in early development prior to in-licensing, which will carry worldwide exclusivity.

“We look forward to collaborating with Purple Biotech as a partner that can bring our high-value, first-in-class assets forward through further development,” said Shay Marcus, Mor Research Application’s CEO. “Purple Biotech has demonstrated a commitment to pursuing breakthrough oncology treatments that have the potential to replace the standard-of-care for some of the most debilitating and intractable cancers. It is our hope that this collaboration will be the path to allow our cutting-edge research to become a therapeutic reality for cancer patients.”

About Purple Biotech Ltd.

Purple Biotech Ltd. (NASDAQ/TASE: PPBT) is a clinical-stage company developing first-in-class therapies that seek to overcome tumor immune evasion and drug resistance. The Company’s oncology pipeline includes NT219 and CM24. NT219 is a dual inhibitor, novel small molecule that simultaneously targets IRS1/2 and STAT3. In a Phase 1/2 study of NT219, the Company is currently advancing it in a dose escalation as a monotherapy treatment of solid tumors, and in a dose escalation in combination with cetuximab for the treatment of recurrent and metastatic squamous cell carcinoma of the head and neck (SCCHN) or colorectal adenocarcinoma. These studies will be followed by an expansion phase of NT219 at its recommended Phase 2 level in combination with cetuximab in patients with recurrent and metastatic SCCHN. CM24 is a humanized monoclonal antibody that blocks CEACAM1, an immune checkpoint protein that supports tumor immune evasion and survival through multiple pathways. The Company is advancing CM24 as a combination therapy with anti-PD-1 checkpoint inhibitors in a Phase 2 study for the treatment of pancreatic ductal adenocarcinoma (PDAC). The Company has entered into a clinical collaboration agreement with Bristol Myers Squibb for the Phase 1/2 clinical trials to evaluate the combination of CM24 with the PD-1 inhibitor nivolumab in addition to chemotherapy. The Company’s corporate headquarters are located in Rehovot, Israel. For more information, please visit  https://purple-biotech.com/.

About Mor Research Applications Ltd.

Mor Research Applications is the technology transfer company of Clalit Healthcare Services, the largest HMO in Israel, providing end-to-end technology transfer services. Mor helps inventors translate new ideas in the medical, pharmaceutical, diagnostics, medical IT, and biotechnology areas into products and solutions that benefit healthcare providers and patients. Mor’s commercialization portfolio includes over 100 different projects and companies at various stages of development, from pre-seed to advanced stage companies. The intellectual property is conceived and developed by professionals working at all 14 hospitals owned by Clalit, and around 1600 clinics across Israel. Mor draws on over two decades of experience to ensure that the process of commercialization of these inventions yields gains for the researchers, industry partners, and the public at large. The main role of Mor Research Applications is to capture innovation through its invention disclosure process, evaluate whether the invention has market and patent protection value, secure patent protection, secure licensing agreements or establish spin-offs for further development. In addition to the IP department, Mor serves Clalit’s employees through its research fund division, which currently handles over one thousand funds for Clalit doctors and researchers. Mor was founded in 1994 as a subsidiary of The Mor Institute and is a holding of Clalit Health Services.

Forward-Looking Statements and Safe Harbor Statement

Certain statements in this press release that are forward-looking and not statements of historical fact are forward looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements include, but are not limited to, statements that are not statements of historical fact, and may be identified by words such as “believe”, “expect”, “intend”, “plan”, “may”, “should”, “could”, “might”, “seek”, “target”, “will”, “project”, “forecast”, “continue” or “anticipate” or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. You should not place undue reliance on these forward-looking statements, which are not guarantees of future performance. Forward-looking statements reflect our current views, expectations, beliefs or intentions with respect to future events, and are subject to a number of assumptions, involve known and unknown risks, many of which are beyond our control, as well as uncertainties and other factors that may cause our actual results, performance or achievements to be significantly different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause or contribute to such differences include, among others, risks relating to: the plans, strategies and objectives of management for future operations; product development for NT219 and CM24; the process by which early stage therapeutic candidates such as NT219 and CM24 could potentially lead to an approved drug product is long and subject to highly significant risks, particularly with respect to a joint development collaboration; the fact that drug development and commercialization involves a lengthy and expensive process with uncertain outcomes; our ability to successfully develop and commercialize our pharmaceutical products; the expense, length, progress and results of any clinical trials; the impact of any changes in regulation and legislation that could affect the pharmaceutical industry; the difficulty in receiving the regulatory approvals necessary in order to commercialize our products; the difficulty of predicting actions of the U.S. Food and Drug Administration or any other applicable regulator of pharmaceutical products; the regulatory environment and changes in the health policies and regimes in the countries in which we operate; the uncertainty surrounding the actual market reception to our pharmaceutical products once cleared for marketing in a particular market; the introduction of competing products; patents obtained by competitors; dependence on the effectiveness of our patents and other protections for innovative products; our ability to obtain, maintain and defend issued patents; the commencement of any patent interference or infringement action against our patents, and our ability to prevail, obtain a favorable decision or recover damages in any such action; and the exposure to litigation, including patent litigation, and/or regulatory actions, and other factors that are discussed in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”), including our cautionary discussion of risks and uncertainties under “Risk Factors” in our Registration Statements and Annual Reports. These are factors that we believe could cause our actual results to differ materially from expected results. Other factors besides those we have listed could also adversely affect us. Any forward-looking statement in this press release speaks only as of the date which it is made. We disclaim any intention or obligation to publicly update or revise any forward-looking statement or other information contained herein, whether as a result of new information, future events or otherwise, except as required by applicable law. You are advised, however, to consult any additional disclosures we make in our reports to the SEC, which are available on the SEC’s website, https://www.sec.gov.

Contacts:

Company Contact:

Lior Fhima

Chief Financial Officer

IR@purple-biotech.com

Media Inquiries:

Harriet Ullman

hullman@lavoiehealthscience.com

+1 617-669-3082

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